l:\secfiles\11-K\gmssp_94\salemp94.doc 20

                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549-1004
                                      FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- ---
    ACT OF 1934


For the fiscal year ended December 31, 1994
                          -----------------


                  OR


    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
- ---
    ACT OF 1934


For the transition period from                       to
                               ---------------------    ---------------------


Commission file number 2-14960
                       -------



                    GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                     FOR SALARIED EMPLOYEES IN THE UNITED STATES
                   ----------------------------------------------
                              (Full title of the plan)


                             General Motors Corporation
                   767 Fifth Avenue, New York, New York 10153-0075
                 3044 West Grand Blvd., Detroit, Michigan 48202-3091
                 ---------------------------------------------------
                 (Name of issuer of the securities held pursuant to
                      the plan and the address of its principal
                                 executive offices)



Registrant's telephone number, including area code (313)-556-5000


          Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:


                                              James H. Humphrey
                                              Chief Accounting Officer
                                              General Motors Corporation
                                              3044 West Grand Blvd.
                                              Detroit, Michigan  48202-3091

FINANCIAL STATEMENTS AND EXHIBIT
- --------------------------------

(a)  FINANCIAL STATEMENTS WITH SUPPLEMENTAL INFORMATION BY FUND
     AND SUPPLEMENTAL SCHEDULES                                     Page No.
     ----------------------------------------------------------     --------

     General Motors Savings-Stock Purchase
       Program for Salaried Employees in the United States:
         Independent Auditors' Report. . . . . . . . . . . . . . .        3
         Statements of Net Assets Available for Benefits, as of
           December 31, 1994 and 1993. . . . . . . . . . . . . . .      4-7
         Statements of Changes in Net Assets Available for
           Benefits for the Years Ended December 31, 1994 and 1993     8-11
         Notes to Financial Statements . . . . . . . . . . . . . .    12-17
         Supplemental schedules:
           Line 27a-Schedule of Assets Held for Investment
             Purposes as of December 31, 1994. . . . . . . . . . .       18
           Line 27d-Schedule of Reportable Transactions for the
             Year Ended December 31, 1994. . . . . . . . . . . . .       19
         Supplemental schedules not listed above are omitted because of the absence of the conditions under which they are required.

(b)  EXHIBIT
     -------

     Exhibit 23 - Independent Auditors' Consent . . . . . . . . .        20




                                      SIGNATURE


     The Program. Pursuant to the requirements of the Securities Exchange Act of 1934, the President's Council of General Motors Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                             General Motors Savings-Stock
                                             Purchase Program for Salaried
                                             Employees in the United States
                                             -----------------------------
                                                     (Name of plan)



Date   June 28, 1995              By:

                                             s/John F. Smith, Jr.
                                             -----------------------------
                                             (John F. Smith, Jr., Chairman
                                             President's Council)

INDEPENDENT AUDITORS' REPORT
- ----------------------------

General Motors Savings-Stock Purchase Program for Salaried Employees in the United States:


We have audited the accompanying statements of net assets available for benefits of the General Motors Savings-Stock Purchase Program for Salaried Employees in the United States (the "Program") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1994 and (2) reportable transactions for the year ended December 31, 1994, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The supplemental schedules and supplemental information by fund are the responsibility of the Program's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Detroit, Michigan
June 2, 1995

                                                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                                                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

                            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL INFORMATION BY FUND
                                                           AS OF DECEMBER 31, 1994

                                                                           Supplemental Information By Fund
                                                                   --------------------------------------------------
                                                                     Diversified     GM Corporation    GM Corporation
                                                                   U.S. Government    Common Stock       Class E
                                                       Total         Securities     $1-2/3 Par Value    Common Stock
                                                   --------------  ---------------  ----------------  ---------------
ASSETS:
  Investments, at fair value (Note A):
    General Motors Common Stock:
      $1-2/3 par value*                           $3,805,135,840               $-    $3,805,135,840                $-
      Class E, $0.10 par value*                      564,690,963                -                 -      $564,690,963
      Class H, $0.10 par value                       205,189,221                -                 -                 -
    United States Government securities              213,961,469      213,961,469                 -                 -
    The General Motors Balanced Fund Master
      Trust (Note C)                                  46,348,150                -                 -                 -
    Commingled Funds - Equity Index Fund*            775,611,162                -                 -                 -
    Common Funds - Bankers Trust
      Pyramid Directed Account Cash Fund              95,184,584        1,937,486        88,785,293             7,186
    Loans to Participants*                           450,432,433                -                 -                 -
                                                  --------------     ------------    --------------      ------------
                                                   6,156,553,822      215,898,955     3,893,921,133       564,698,149

  Investments, at contract value (Note A):
    Investment contracts                           2,633,901,041                -                 -                 -
  Accrued Investment Income                            4,481,930        4,481,930                 -                 -
                                                  --------------     ------------    --------------      ------------
      Total assets                                 8,794,936,793      220,380,885     3,893,921,133       564,698,149

LIABILITIES:
  Due to broker for securities purchased              31,451,815                -        31,451,815                 -

TRANSFERS RECEIVABLE (PAYABLE)
  BETWEEN INVESTMENT OPTIONS                                   -                -                 -                 -
                                                  --------------     ------------    --------------      ------------

NET ASSETS AVAILABLE FOR BENEFITS                 $8,763,484,978     $220,380,885    $3,862,469,318      $564,698,149
                                                  ==============     ============    ==============      ============

*Represents 5% or more of net assets available for benefits.

Reference should be made to the Notes to Financial Statements.

                                                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                                                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

                            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL INFORMATION BY FUND
                                                           AS OF DECEMBER 31, 1994
                                                             Supplemental Information By Fund
                                  -----------------------------------------------------------------------------------------
                                  GM Corporation
                                     Class H         Income        Balanced        Equity          Profit
                                  Common Stock        Fund           Fund        Index Fund     Sharing Fund     Loan Fund
                                  -------------- -------------  -------------   ------------  ----------------  -----------
ASSETS:
  Investments, at fair value (Note A):
    General Motors Common Stock:
      $1-2/3 par value*                     $-             $-            $-             $-              $-             $-
      Class E, $0.10 par value*              -              -             -              -               -              -
      Class H, $0.10 par value     205,189,221              -             -              -               -              -
    United States Government
      securities                             -              -             -              -               -              -
    The General Motors Balanced
      Fund Master Trust (Note C)             -              -    46,348,150              -               -              -
    Commingled Funds - Equity Index
      Fund*                                  -              -             -    775,611,162               -              -
    Common Funds - Bankers Trust
      Pyramid Directed Account
      Cash Fund                          3,364         33,549     2,869,611      1,548,095               -              -
    Loans to Participants*                   -              -             -              -               -    450,432,433
                                  ------------ --------------   -----------   ------------    ------------   ------------
                                   205,192,585         33,549    49,217,761    777,159,257               -    450,432,433

  Investments, at contract value
  (Note A):
    Investment contracts                     -  2,626,138,120             -              -       7,762,921              -
  Accrued Investment Income                  -              -             -              -               -              -
                                  ------------ --------------   -----------   ------------    ------------   ------------
      Total assets                 205,192,585  2,626,171,669    49,217,761    777,159,257       7,762,921    450,432,433

LIABILITIES:
  Due to broker for securities
    purchased                                -              -             -              -               -              -

TRANSFERS RECEIVABLE (PAYABLE)
  BETWEEN INVESTMENT OPTIONS                 -      1,358,094             -              -     (1,358,094)              -
                                  ------------ --------------   -----------   ------------    ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS $205,192,585 $2,627,529,763   $49,217,761   $777,159,257      $6,404,827   $450,432,433
                                  ============ ==============   ===========   ============    ============   ============

*Represents 5% or more of net assets available for benefits.

Reference should be made to the Notes to Financial Statements.

                                                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                                                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

                            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL INFORMATION BY FUND
                                                           AS OF DECEMBER 31, 1993
                                                                           Supplemental Information By Fund
                                                                   ------------------------------------------------
                                                                       U.S.         Diversified     GM Corporation
                                                                     Series EE    U.S. Government    Common Stock
                                                       Total       Savings Bonds    Securities     $1-2/3 Par Value
                                                   --------------  -------------  ---------------  ----------------
ASSETS:
Investments, at fair value (Note A):
  General Motors Common Stock:
    $1-2/3 par value*                              $4,086,575,889             $-               $-    $4,086,575,889
    Class E, $0.10 par value*                         549,104,878              -                -                 -
    Class H, $0.10 par value                          216,689,196              -                -                 -
  United States Government Savings Bonds                6,553,117      6,553,117                -                 -
  United States Government securities                 281,978,212              -      281,978,212                 -
  Commingled Funds - Equity Index Fund*               823,866,061              -                -                 -
  Common Funds - Bankers Trust Pyramid
    Directed Account Cash Fund                         69,286,167         71,912        1,839,915        52,105,493
  Loans to participants                               425,036,226              -                -                 -
                                                    -------------      ---------      -----------     -------------
                                                    6,459,089,746      6,625,029      283,818,127     4,138,681,382
Investments, at contract value (Note A):
  Investment contracts                              2,906,222,412              -                -                 -
Accrued Investment Income                               5,557,866              -        5,557,866                 -
                                                    -------------      ---------      -----------     -------------

      Total assets                                  9,370,870,024      6,625,029      289,375,993     4,138,681,382

LIABILITIES:
  Loans outstanding                                    20,744,910              -                -        15,139,178

TRANSFERS RECEIVABLE (PAYABLE)
  BETWEEN INVESTMENT OPTIONS                                    -              -      (1,996,798)        17,038,902
                                                   --------------      ---------     ------------    --------------

NET ASSETS AVAILABLE FOR BENEFITS                  $9,350,125,114     $6,625,029     $287,379,195    $4,140,581,106
                                                    =============      =========      ===========     =============

*Represents 5% or more of net assets available for benefits.

Reference should be made to the Notes to Financial Statements.

                                                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                                                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

                            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL INFORMATION BY FUND
                                                           AS OF DECEMBER 31, 1993

                                                             Supplemental Information By Fund
                                  ------------------------------------------------------------------------------------------
                                  GM Corporation GM Corporation
                                     Class E        Class H          Income        Equity          Profit
                                  Common Stock   Common Stock         Fund       Index Fund     Sharing Fund     Loan Fund
                                  -------------- --------------   -----------    ----------   ----------------   -----------

ASSETS:
Investments, at fair value (Note A):
  General Motors Common Stock:
    $1-2/3 par value*                       $-             $-              $-            $-               $-             $-
    Class E, $0.10 par value*      549,104,878              -               -             -                -              -
    Class H, $0.10 par value                 -    216,689,196               -             -                -              -
  United States Government
    Savings Bonds                            -              -               -             -                -              -
  United States Government
    securities                               -              -               -             -                -              -
  Commingled Funds - Equity
    Index Fund*                              -              -               -   823,866,061                -              -
  Common Funds - Bankers Trust
    Pyramid Directed Account
    Cash Fund                        6,520,600      2,746,066       3,151,706     2,809,064           41,411              -
  Loans to participants                      -              -               -             -                -    425,036,226
                                   -----------    -----------   -------------   -----------       ----------     -----------

                                   555,625,478    219,435,262       3,151,706   826,675,125           41,411    425,036,226

Investments, at contract value
  (Note A):
    Investment contracts                     -              -   2,892,502,032             -       13,720,380              -
Accrued Investment Income                    -              -               -             -                -              -
                                   -----------    -----------   -------------   -----------       ----------     -----------

      Total assets                 555,625,478    219,435,262   2,895,653,738   826,675,125       13,761,791    425,036,226

LIABILITIES:
  Loans outstanding                  3,182,956      2,422,776               -             -                -              -

TRANSFERS RECEIVABLE (PAYABLE)
  BETWEEN INVESTMENT OPTIONS         (577,635)      2,335,125     (9,951,053)     (912,254)      (5,936,287)              -
                                   -----------    -----------   -------------   -----------       ----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS $551,864,887   $219,347,611  $2,885,702,685  $825,762,871       $7,825,504    $425,036,226
                                   ===========    ===========   =============   ===========       ==========     ===========

*Represents 5% or more of net assets available for benefits.

Reference should be made to the Notes to Financial Statements.

                                                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                                                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL INFORMATION BY FUND
                                                    FOR THE YEAR ENDED DECEMBER 31, l994
                                                                         Supplemental Information By Fund
                                                         ------------------------------------------------------------------
                                                             U.S.         Diversified      GM Corporation    GM Corporation
                                                           Series EE    U.S. Government     Common Stock       Class E
                                            Total        Savings Bonds    Securities      $1-2/3 Par Value    Common Stock
                                        --------------   -------------  ---------------   ----------------   --------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
  Investment income:
    Net (depreciation) appreciation in
      fair value of investments         ($880,406,838)             $-   ($20,387,204)    ($992,110,857)        $165,960,001
    Dividends                               97,780,906              -               -        62,635,200           8,437,194
    Interest                               226,785,025         31,648      21,618,404         1,848,786              98,835
    Net investment income from The
      General Motors Balanced Fund
      Master Trust (Note C)                  (159,758)              -               -                 -                   -
                                         -------------     ----------     -----------     -------------        ------------
                                         (556,000,665)         31,648       1,231,200     (927,626,871)         174,496,030
                                         -------------     ----------     -----------     -------------        ------------

  Contributions:
    Employer                                47,135,813              -               -        47,135,813                   -
    Participants' tax deferred             233,669,926            755       7,950,024        90,696,608          26,137,362
    Participants' after-tax                 82,711,965              -       4,276,112        35,819,802           6,483,480
                                         -------------     ----------     -----------     -------------        ------------
                                           363,517,704            755      12,226,136       173,652,223          32,620,842
                                         -------------     ----------     -----------     -------------        ------------

      Total additions (deductions)       (192,482,961)         32,403      13,457,336     (753,974,648)         207,116,872


DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
  DISTRIBUTIONS TO PARTICIPANTS          (394,157,175)      (184,064)    (15,308,369)     (152,163,393)        (20,955,703)

TRANSFERS BETWEEN INVESTMENT OPTIONS                 -    (6,473,368)    (65,147,277)       628,026,253       (173,327,907)
                                         -------------     ----------     -----------     -------------        ------------

NET INCREASE (DECREASE)                  (586,640,136)    (6,625,029)    (66,998,310)     (278,111,788)          12,833,262

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                      9,350,125,114      6,625,029     287,379,195     4,140,581,106         551,864,887
                                         -------------     ----------     -----------     -------------        ------------
  End of year                           $8,763,484,978             $-    $220,380,885    $3,862,469,318        $564,698,149
                                         =============     ==========     ===========     =============        ============

Reference should be made to the Notes to Financial Statements.


                                                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                                                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL INFORMATION BY FUND
                                                    FOR THE YEAR ENDED DECEMBER 31, l994
                                                              Supplemental Information By Fund
                                  ------------------------------------------------------------------------------------------
                                  GM Corporation
                                     Class H        Income        Balanced         Equity         Profit
                                  Common Stock       Fund           Fund         Index Fund     Sharing Fund     Loan Fund
                                  -------------  -------------  ------------   -------------  ----------------  ------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
  Investment income:
    Net (depreciation) appreciation
      in fair value of
      investments               ($21,917,022)              $-             $-  ($11,951,756)                $-            $-
    Dividends                       4,614,454               -              -     22,094,058                 -             -
    Interest                           37,367     175,691,432         35,593          2,487           629,658    26,790,815
    Net investment income from
      The General Motors
      Balanced Fund Master
      Trust (Note C)                        -               -      (159,758)              -                 -             -
                                  -----------   -------------  -------------    -----------        ----------   -----------
                                 (17,265,201)     175,691,432      (124,165)     10,144,789           629,658    26,790,815
                                  -----------   -------------  -------------    -----------        ----------   -----------
  Contributions:
    Employer                                -               -              -              -                 -             -
    Participants' tax deferred     10,665,899      53,021,145      3,921,535     41,276,598                 -             -
    Participants' after-tax         2,570,533      21,813,721        562,518     11,185,799                 -             -
                                  -----------   -------------  -------------    -----------        ----------   -----------
                                   13,236,432      74,834,866      4,484,053     52,462,397                 -             -
                                  -----------   -------------  -------------    -----------        ----------   -----------
      Total additions (deductions)(4,028,769)     250,526,298      4,359,888     62,607,186           629,658    26,790,815

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO DISTRIBUTIONS
  TO PARTICIPANTS                 (7,401,947)   (156,213,551)    (1,300,755)   (32,801,167)         (290,381)   (7,537,845)

TRANSFERS BETWEEN INVESTMENT
  OPTIONS                         (2,724,310)   (352,485,669)     46,158,628   (78,409,633)       (1,759,954)     6,143,237
                                  -----------   -------------  -------------    -----------        ----------   -----------

NET INCREASE (DECREASE)          (14,155,026)   (258,172,922)     49,217,761   (48,603,614)       (1,420,677)    25,396,207

NET ASSETS AVAILABLE FOR
  BENEFITS:
  Beginning of year               219,347,611   2,885,702,685              -    825,762,871         7,825,504   425,036,226
                                  -----------   -------------  -------------    -----------        ----------   -----------
  End of year                    $205,192,585  $2,627,529,763    $49,217,761   $777,159,257        $6,404,827  $450,432,433
                                  ===========   =============  =============    ===========        ==========   ===========

Reference should be made to the Notes to Financial Statements.

                                                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                                                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL INFORMATION BY FUND
                                                    FOR THE YEAR ENDED DECEMBER 31, l993
                                                                            Supplemental Information By Fund
                                                                   ------------------------------------------------
                                                                       U.S.         Diversified     GM Corporation
                                                                     Series EE    U.S. Government    Common Stock
                                                       Total       Savings Bonds    Securities     $1-2/3 Par Value
                                                   --------------  -------------  ---------------  ----------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
    Net (depreciation) appreciation in
      fair value of investments                    $2,003,438,120             $-     ($4,408,519)    $1,939,432,919
    Dividends                                          97,591,555              -                -        66,625,916
    Interest                                          235,039,750        404,381       20,822,354           379,391
                                                    -------------      ---------      -----------     -------------
                                                    2,336,069,425        404,381       16,413,835     2,006,438,226
                                                    -------------      ---------      -----------     -------------

  Contributions:
    Employer                                           43,804,598              -                -        43,804,598
    Participants' tax deferred                        211,605,548        504,371        8,451,567        81,107,407
    Participants' after-tax                            87,566,052      1,044,540        4,736,198        37,744,289
                                                    -------------      ---------      -----------     -------------
                                                      342,976,198      1,548,911       13,187,765       162,656,294
                                                    -------------      ---------      -----------     -------------

    Total additions (deductions)                    2,679,045,623      1,953,292       29,601,600     2,169,094,520

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
  DISTRIBUTIONS TO PARTICIPANTS                     (362,598,110)    (1,371,407)     (15,540,063)     (165,100,649)

TRANSFERS BETWEEN INVESTMENT OPTIONS                            -              -      (5,853,801)     (886,362,957)
                                                    -------------      ---------      -----------     -------------

NET INCREASE (DECREASE)                             2,316,447,513        581,885        8,207,736     1,117,630,914

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                 7,033,677,601      6,043,144      279,171,459     3,022,950,192
                                                    -------------      ---------      -----------     -------------
  End of year                                      $9,350,125,114     $6,625,029     $287,379,195    $4,140,581,106
                                                    =============      =========      ===========     =============


Reference should be made to the Notes to Financial Statements.


                                                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                                                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH SUPPLEMENTAL INFORMATION BY FUND
                                                    FOR THE YEAR ENDED DECEMBER 31, l993

                                                              Supplemental Information By Fund
                                  ------------------------------------------------------------------------------------------
                                  GM Corporation GM Corporation
                                     Class E        Class H        Income          Equity          Profit
                                  Common Stock   Common Stock       Fund         Index Fund     Sharing Fund      Loan Fund
                                  ------------   ------------   ------------   -------------  ----------------  ------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
  Investment income:
    Net (depreciation)
      appreciation in fair
      value of investments      ($52,485,963)     $69,740,958             $-    $51,158,725                $-            $-
    Dividends                       6,752,737       3,733,789              -     20,479,113                 -             -
    Interest                           90,560          24,329    183,978,162         90,928         1,137,174    28,112,471
                                  -----------     -----------  -------------    -----------        ----------   -----------
                                 (45,642,666)      73,499,076    183,978,162     71,728,766         1,137,174    28,112,471
                                  -----------     -----------  -------------    -----------        ----------   -----------

  Contributions:
    Employer                                -               -              -              -                 -             -
    Participants' tax deferred     24,498,545       7,130,336     51,956,326     37,956,996                 -             -
    Participants' after-tax         6,969,330       2,101,326     23,197,376     11,772,993                 -             -
                                  -----------     -----------  -------------    -----------        ----------   -----------
                                   31,467,875       9,231,662     75,153,702     49,729,989                 -             -
                                  -----------     -----------  -------------    -----------        ----------   -----------

    Total additions (deductions) (14,174,791)      82,730,738    259,131,864    121,458,755         1,137,174    28,112,471

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO DISTRIBUTIONS
  TO PARTICIPANTS                (20,508,037)     (6,529,011)  (115,221,760)   (30,985,323)         (502,724)   (6,839,136)

TRANSFERS BETWEEN INVESTMENT
  OPTIONS                          71,138,604       8,979,616    731,047,854     86,123,293       (6,559,786)     1,487,177
                                  -----------     -----------  -------------    -----------        ----------   -----------

NET INCREASE (DECREASE)            36,455,776      85,181,343    874,957,958    176,596,725       (5,925,336)    22,760,512

NET ASSETS AVAILABLE FOR
  BENEFITS:
  Beginning of year               515,409,111     134,166,268  2,010,744,727    649,166,146        13,750,840   402,275,714
                                  -----------     -----------  -------------    -----------        ----------   -----------
  End of year                    $551,864,887    $219,347,611 $2,885,702,685   $825,762,871        $7,825,504  $425,036,226
                                  ===========     ===========  =============    ===========        ==========   ===========

Reference should be made to the Notes to Financial Statements.

                    GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                     FOR SALARIED EMPLOYEES IN THE UNITED STATES

                            NOTES TO FINANCIAL STATEMENTS
                       YEARS ENDED DECEMBER 31, 1994 AND 1993

A.  THE PROGRAM

   GENERAL - General Motors Corporation (the "Corporation") established the General Motors Savings-Stock Purchase Program for Salaried Employees in the United States (the "Program"), a defined contribution plan, effective on October 1, 1955. Eligibility is restricted to regular employees of the Corporation compensated fully or partly by salary and/or commission who are not represented by a labor organization (unless they are eligible through understandings reached between the Corporation and their collective bargaining representatives). Employees are eligible to participate in the Program as of the first day of the month coinciding with or next following the completion of six months of employment. The Finance Committee of the Corporation's Board of Directors acts as the Program fiduciary and, along with various officers, employees and committees, with authority delegated from the Program fiduciary, controls and manages the operation and administration of the Program subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following brief description of the Program is provided for general information purposes only. Participants should refer to the Program document and prospectus for a complete description of the Program's provisions.

   CONTRIBUTIONS - An eligible participant employed by the Corporation (an "Employee") may elect to contribute to the Program as follows:

   o on an after-tax basis, up to 15% of Employee's eligible salary as defined in the Program.

   o on a tax-deferred basis, an amount of eligible salary which is the lesser of (1) $9,240 and $8,994 for 1994 and 1993, respectively, or (2) 15% of the Employee's eligible salary for a calendar year.

   o in lieu of receiving a distribution from The General Motors Profit Sharing Plan for Salaried Employees in the United States, an Employee may elect to have the Corporation contribute, as tax-deferred savings, 100% of any such amount, which vests immediately.

   In addition, an Employee also may elect to combine the first two contribution methods disclosed above, provided that the sum of these contributions does not total more than 15% of eligible salary for any calendar year. The sum of all three of the above-described methods of contribution may only exceed 15% of eligible salary by an amount equal to the payout under the Profit Sharing Plan. As defined in the Program document, the Corporation's total matching contribution is limited to 25% of Basic Savings.

   Additionally, an Employee hired on or after January 1, 1993 will automatically have a Corporation contribution amount equal to 1% of the Employee's eligible salary credited monthly to such Employee's account. This contribution is provided because such Employee will receive different post-retirement benefit treatment from the Corporation than Employees hired prior to January 1, 1993. Such contribution will be credited to the Employee's account whether or not the Employee elects to participate in the Program.

   VESTING - Assets derived from Employee contributions and related Corporation matching contributions and earnings thereon vest immediately on allocation to the employee's account except for employees with less than five years of credited service for whom Corporation contributions and related earnings thereon will vest on June 30 of the third year following the calendar year in which Corporation and Employee contributions are received.

   INVESTMENT OPTIONS - The Corporation's contributions are invested in General Motors Corporation $1-2/3 par value common stock. One-half of an Employee's Basic Savings is required to be invested, in 25% increments, in any one or more of the Corporation's common stocks ($1-2/3 par value common

                    GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                     FOR SALARIED EMPLOYEES IN THE UNITED STATES

   stock, Class E common stock or Class H common stock). The remainder of an Employee's contributions will be invested at the Employee's direction, in 25% increments, in up to four of the following investment options:

   DIVERSIFIED UNITED STATES GOVERNMENT SECURITIES - Investments under this option consist of short-term and medium-term securities, including bonds, notes, or bills issued by the U.S. Government or its agencies.

   GENERAL MOTORS CORPORATION COMMON STOCK $1-2/3 PAR VALUE, CLASS E, $0.10 PAR VALUE, CLASS H, $0.10 PAR VALUE - Under these investment options, participant's contributions are invested in the respective General Motors common stock. The return on a participant's investment is determined by the market price of the General Motors common stock and by the amount of any dividends paid thereon.

   Each participant directs the Trustee how to vote common stock shares allocated to his or her account. The Trustee will not exercise voting rights with respect to those shares for which a direction has not been received by the required deadline.

   INCOME FUND - Funds are invested in investment contracts issued by insurance companies. The issuing companies have agreed to provide this fund with a net fixed or floating contract interest rate that is to be earned over a specified period and payment of principal and interest upon participant initiated withdrawals and/or transfers of assets.

   The annual rates of return, maturity dates, issuing company, and investment contracts balances at December 31, 1994 and 1993, respectively, are as follows:

                                                Value as         Value as
Annual Rate   Maturity                             of               of
 of Return      Date      Issuing Company       12/31/94         12/31/93
- -----------  ----------  -----------------    --------------   --------------
  7.35%      12/31/95      Metropolitan Life  $231,807,819     $324,812,795
  6.79%      N/A           Metropolitan Life*508,876,568**    549,446,764**
  6.73%      N/A           Metropolitan Life*456,689,234**    549,258,140**
  8.87%      12/31/93      Metropolitan Life             -       59,977,095
  8.95%      12/31/93      Metropolitan Life             -       55,633,654
  7.41%      12/31/96      New York Life       102,964,326      144,193,063
  6.85%      12/31/96      New York Life        50,075,550       70,501,498
  8.75%      1/3/95        New York Life        34,991,569       48,387,202
  6.86%      N/A           New York Life*      305,046,851                -
  6.86%      12/31/93      New York Life                 -      275,114,649
  8.68%      12/31/94      Prudential
                             Management        166,519,771      230,418,680
  8.90%      12/31/94      Prudential
                             Management         53,642,425      148,183,780
  9.11%      12/31/96      Prudential
                           Management           22,185,068       30,574,818
  9.22%      12/31/96      Prudential
                             Management        172,505,460      237,497,858
  8.45%      12/31/96      Provident National   26,751,982       37,110,726
Variable     N/A           John Hancock*        93,352,540                -
Variable     N/A           John Hancock*       119,043,743                -
Variable     N/A           Mass Mutual*        212,013,870                -
  8.73%      12/31/94      Aetna Life &
                             Casualty           69,671,344       96,361,238
  3.50%      12/31/93      Aetna Life &
                             Casualty                    -       35,030,072
                                             -------------    -------------
       Total                                $2,626,138,120   $2,892,502,032
                                             =============    =============

 * Individual separate account.
** Represents 5% or more of net assets available for benefits.

   UNITED STATES GOVERNMENT SAVINGS BONDS - Prior to January 1, 1994, participant contributions were invested in Series EE United States Government Savings Bonds. Effective January 1, 1994, the United States Government Savings Bonds investment option was no longer offered as an investment option.

                    GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                     FOR SALARIED EMPLOYEES IN THE UNITED STATES


   EQUITY INDEX FUND - Under this investment option, participant contributions are invested in a portfolio of common stocks managed by an investment manager. The investment manager maintains a portfolio which is designed to match the performance of the Standard & Poor's 500 Index. This Index is a broad-based index of large companies which operate in a wide variety of industries and market sectors and which represent over two-thirds of the market capitalization of all publicly traded common stocks in the United States.

   Assets invested in the Equity Index Fund are expressed in terms of units. The number of units credited to a participant's account will be determined by the amount of deferred savings and the current value of each unit in the Equity Index Fund. The following summarizes the Fund's number of units and the current value of each unit for the specified periods ended:

                                                 Number     Current Value
                                                of Units     of Each Unit
                                                --------    -------------

   At December 31, 1993                     804,784.6177        $1,023.71
   At December 31, 1994                     747,865.3572         1,037.10

   BALANCED FUND - Under this investment option, initially made available to Program participants on February 1, 1994, contributions are invested in equity and fixed income investments selected from opportunities available in the entire global capital market, including large and small capitalization common stocks, investment grade bonds, and commingled trust funds. Investments may also include non-investment grade bonds, convertible securities, real estate, emerging market investments, and venture capital, and may be issued by U.S. and non-U.S. issuers.

   Assets invested in the Balanced Fund are expressed in terms of units and are valued in the same manner as noted above for the Equity Index Fund. The following summarizes the Balanced Fund's number of units and the current value of each unit for the specified periods ended.

                                                 Number     Current Value
                                                of Units     of Each Unit
                                                --------    -------------

   At December 31, 1994                     465,763.7423           $99.51

   PROFIT SHARING FUND - Prior to January 1, 1994, any profit sharing amounts which the Employee contributed to this investment option were invested in:
   (a) the Corporation's $1-2/3 par value common stock, (b) an investment contract, or (c) one-half in $1-2/3 par value common stock and one-half in an investment contract, as elected by the Employee. Effective January 1, 1994, this investment option was no longer available and upon expiration of investment contracts, employee contributions and interest earned thereon, were automatically transferred to the Income Fund or to other funds as elected by the participant.

   LOAN FUND - Employees may borrow once per year from both their tax deferred and after-tax savings assets (excluding Corporation contributions, and earnings thereon subject to the required retention period). The amount and terms of the loans are limited under the Program. The loan interest rate will be established once each quarter at a rate equal to the prevailing prime lending rate as of the last business day of the previous quarter and will apply to all new loans issued. Repayment of loans is generally made through after-tax payroll deductions and are invested in the same discretionary investment options that the Employee selected for their savings contributions. Interest paid on the loans is credited back to the borrowing employee's account in the Program. Partial and total prepayment of loans is permitted at any time, without penalty. Loans not repaid within the loan term are deemed to be distributions from participants' accounts.

                    GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                     FOR SALARIED EMPLOYEES IN THE UNITED STATES

   TRANSFERS OF FUNDS - Participants may transfer funds between investment options once per month. This provision does not apply to Employee contributions and all Corporation contributions required to be invested in Corporation common stocks during the required retention period. Employee contributions required to be invested in the Corporation's common stocks may be transferred among the Corporation's common stocks during the required retention period. Participants may also transfer funds in the Profit Sharing fund once each calendar year. No transfers into the Profit Sharing fund are allowed.

   PARTICIPANT WITHDRAWALS - A participant may withdraw funds in their account at any time after attaining age 59-1/2, or prior to age 59-1/2, because of termination of employment, death, total and permanent disability, or financial hardship. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals, and loans under all applicable plans maintained by the Corporation. The amount that may be withdrawn for a financial hardship is limited as defined in the Program. The funds that represent a hardship distribution must conform to conditions required by the Internal Revenue Service (the "IRS"). A participant who receives a hardship distribution shall have his or her contributions to the Program suspended for 12 months following the distribution as required by law.

   Withdrawals payable to participants included in net assets available for benefits were $0 and $20,582,936 at December 31, 1994 and 1993, respectively.

   LINE OF CREDIT - Loans outstanding at December 31, 1993 represent draws on a $112,500,000 line of credit with NationsBank N.C., N.A. The line of credit was terminated on December 31, 1994. All administrative costs and interest associated with the line of credit were paid by the Corporation.

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

   o The financial statements of the Program are prepared under the accrual method of accounting.

   o Investments are stated at fair value, except for investment contracts, which are stated at contract value. Fair values are calculated by reference to published market quotations, where available; where not available, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions made under the investment contracts, plus interest, less withdrawals and administrative expenses charged by the issuer of the contract.

   o  Security transactions are recorded on the trade date.

   o Investment income is recognized as earned based on the terms of the investments and the periods during which the investments are owned by the Program.

   o  Certain costs of Program administration are paid by the Corporation.

C.  THE GENERAL MOTORS BALANCED FUND MASTER TRUST

   Investments in the Balanced Fund are held in The General Motors Balanced Fund Master Trust (the "Master Trust") established by the Corporation in 1994. The Master Trust contains an account for each of the three investment managers and a contribution/distribution account.

   The Master Trust permits commingling of the assets of more than one employee benefit plan sponsored by the Corporation for investment and administrative purposes. Each of the plans participating in the Master Trust has an undivided interest in the net assets of the Master Trust. As of December 31, 1994, the Program had approximately a 79% interest in the Master Trust. The net asset value of the Master Trust is calculated on a semi-monthly basis and is allocated to each participating plan based on the Program's interest in the Master Trust, as compared with the total interest in the Master Trust of all the participating plans.

                    GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                     FOR SALARIED EMPLOYEES IN THE UNITED STATES


   The assets of the Master Trust at December 31, 1994 are summarized as follows:

      Equity investments                                      $8,144,644
      Fixed income investments                                   995,945
      Commingled trust funds:
         Pooled corporate obligations                         13,305,365
         Pooled common stock                                  15,750,831
         Pooled multi-asset portfolio                         19,319,190
      Short-term investments and other assets, net               916,607
                                                             -----------
      Total                                                  $58,432,582
                                                             ===========

   The Master Trust's total investment return for the year ended December 31, 1994 is summarized as follows:

      Interest                                                  $110,702
      Dividends                                                  319,227
      Commingled trust funds                                     346,745
      Net depreciation in fair value of investments            (868,385)
                                                             -----------
      Total Investment Return                                  ($91,711)
                                                             ===========

D.  TERMINATION OF THE PLAN

   Although it has not expressed any intent to do so, the Corporation has the right to terminate the Program subject to the provisions of ERISA. Such termination of the Program, if any, would not affect a participant's interest in assets already in the Program.

E.  FEDERAL INCOME TAXES

   In August 1989, the Program was determined by the IRS to be a tax-qualified employee benefit plan, meeting the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust established thereunder was determined to be exempt from United States Federal income taxes under Section 501(a) of the Code. The Program has been amended since the effective date included in the determination by the IRS. In March 1995, the amended Program was submitted for another IRS determination, which is currently pending. The Program's fiduciary and tax counsel believe that the Program is designed and currently being operated in compliance with the applicable requirements of the Code.

F.  SUBSEQUENT EVENTS

   The following modifications were made to the Program effective January 1, 1995:

   o  Accounts will be valued daily rather than semi-monthly;

   o Assets may be transferred among any of the investment options on any business day;

   o Investment option elections will be permitted in 10% increments instead of the previous 25% increments;

   o  Investment option changes can be made on any business day;

   o The requirement to retain one-half of Basic Savings in General Motors Corporation common stocks has been reduced from 2-1/2 years to the end of the calendar year in which contributions are made;

   o Account balance statements will be furnished four times per year instead of the previous two times per year;

                    GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                     FOR SALARIED EMPLOYEES IN THE UNITED STATES



   o A new investment option, "Mutual Funds," has been added to the Program which offers many individual mutual funds;

   o The existing investment option, "Diversified U.S. Government Securities," has been eliminated from the Program;

   o Separate master trusts were established for investments in the Corporation's common stocks, the Equity Index Fund, and the Income Fund. Such master trusts permit commingling of the assets of more than one employee benefit plan sponsored by the Corporation for investment and administrative purposes.

   o The specified annual interest rate for assets in the Income Fund investment option will be determined quarterly instead of monthly.

   o The Corporation's common stock investments will be converted to unitized company stock funds.


                                     * * * * * *

                                                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                                                 FOR SALARIED EMPLOYEES IN THE UNITED STATES

                                          Line 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                           AS OF DECEMBER 31, 1994
                                                                           Current
   Description of Investments                              Cost             Value
   --------------------------                         --------------    --------------
General Motors Common Stock*:
 $1-2/3 Par Value (89,796,716 shares)               $3,626,800,782     $3,805,135,840
                                                    --------------      -------------
 Class E, $0.10 Par Value (14,572,670 shares)          329,173,041        564,690,963
                                                    --------------      -------------
 Class H, $0.10 Par Value (5,852,099 shares)           159,808,270        205,189,221
                                                    --------------      -------------

Diversified U.S. Government Securities:

Treasury Notes at 7.875%, Due 04-15-98                  14,617,646         13,913,066
Treasury Notes at 6.750%, Due 02-28-97                   6,450,938          5,881,860
Treasury Notes at 8.875%, Due 02-15-96                  27,638,151         25,675,452
Treasury Notes at 7.375%, Due 05-15-06                  33,957,376         32,039,797
Treasury Notes at 7.250%, Due 11-15-96                  11,930,808         10,899,207
Treasury Notes at 8.500%, Due 05-15-97                   8,630,392          8,022,310
Treasury Notes at 8.875%, Due 11-15-97                   8,665,863          8,031,658
Treasury Notes at 9.375%, Due 04-15-96                  47,550,668         43,381,744
Treasury Notes at 7.875%, Due 07-15-96                  20,832,016         19,478,764
Treasury Notes at 8.500%, Due 04-15-97                  27,130,571         25,227,825
Treasury Notes at 8.750%, Due 10-15-97                   4,547,851          4,345,625
Treasury Notes at 7.875%, Due 01-15-98                  14,713,459         14,058,551
Treasury Notes at 7.500%, Due 01-31-96                   3,174,844          3,005,610
                                                    --------------      -------------
   Total Diversified U.S. Government Securities        229,840,583        213,961,469
                                                    --------------      -------------

The General Motors Balanced Fund Master Trust           46,505,386         46,348,150
                                                    --------------      -------------
Commingled Funds - Equity Index Fund                   763,647,911        775,611,162
                                                    --------------      -------------
Common Funds - Bankers Trust Pyramid Directed
 Account Cash Fund                                      95,184,584         95,184,584
                                                    --------------      -------------
Loans to Participants*                                 450,432,433        450,432,433
                                                    --------------      -------------

Investment Contracts:
- ---------------------

   Issuing Company            Contract    Rate
   -------------------      ----------    ----

Metropolitan Life               12834     7.35%        231,807,819        231,807,819
Metropolitan Life**             13415     6.79%        508,876,568        508,876,568
Metropolitan Life**             13414     6.73%        456,689,234        456,689,234
New York Life                 GA05699     8.75%         34,991,569         34,991,569
New York Life                 GA06362     7.41%        102,964,326        102,964,326
New York Life             GA06362-002     6.85%         50,075,550         50,075,550
New York Life**               GA06691     6.86%        305,046,851        305,046,851
Prudential Management        6171-212     8.68%        166,519,771        166,519,771
Prudential Management        6171-211     8.90%         53,642,425         53,642,425
Prudential Management        6171-213     9.11%         22,185,068         22,185,068
Prudential Management        6171-214     9.22%        172,505,460        172,505,460
Provident National          027-04959     8.45%         26,751,982         26,751,982
John Hancock**               7272SA77     Var.          93,352,540         93,352,540
John Hancock**               7271SA76     Var.         119,043,743        119,043,743
Mass. Mutual**                  10753     Var.         212,013,870        212,013,870
Aetna Life & Casualty        LT-13100     8.73%         69,671,344         69,671,344
Aetna Life & Casualty      LT-13100-2     8.28%          6,404,828          6,404,828
Aetna Life & Casualty      LT-13100-1     8.84%          1,358,093          1,358,093
                                                     -------------      -------------
   Total                                             2,633,901,041      2,633,901,041
                                                     -------------      -------------
   Total Investments                                $8,335,294,031     $8,790,454,863
                                                     =============      =============
 *Party-in-Interest
**Individual Separate Account

                                                GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                                                 FOR SALARIED EMPLOYEES IN THE UNITED STATES


                                                Line 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                                                    FOR THE YEAR ENDED DECEMBER 31, 1994

                                                          Purchases                     Sales
                                                       --------------    ---------------------------------------
Identity of                                                Purchase       Sales        Original       Net Gain
Party/Broker         Description of Asset                   Price         Price          Cost           (Loss)
- ------------         --------------------              --------------    --------    ------------   ------------

                                                       SERIES REPORTABLE TRANSACTIONS
                                                       ------------------------------

*Bankers Trust       General Motors Common Stock,
                     $1-2/3 par value
                     (136 purchases, 104 sales)        $1,544,171,373 $797,891,780   $682,447,411   $115,444,369

*Bankers Trust       General Motors Common Stock,
                     Class E, $0.10 par value
                     (237 sales)                                    -  526,543,317    439,553,067     86,990,250

*Bankers Trust       BT Pyramid Directed Account
                     Cash Fund
                     (626 purchases, 479 sales)         1,571,213,3061,545,621,421  1,545,621,421              -

Wells Fargo          Equity Index Fund (8 sales)                    -  839,319,188    569,853,629    269,465,559


                                                       SINGLE REPORTABLE TRANSACTIONS
                                                       ------------------------------

Wells Fargo Bank     Equity Index Fund                              -  775,820,285    527,320,850    248,499,435

State Street Bank    Equity Index Fund                    775,820,379            -              -              -


*Party-in-Interest.











                                        - 19